

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3561

November 17, 2016

Jamieson Karson
Chief Executive Officer
Soupman, Inc.
1110 South Avenue, Suite 10
Staten Island, NY 10314

> **Re: Soupman, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed September 2, 2016**
> **File No. 000-53943**

Dear Mr. Karson:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Robert Bertrand, President and CFO, Soupman, Inc.